Exhibit 99.1

MINISO Announces Unaudited Results for the Second Quarter of Fiscal Year 2021

GUANGZHOU, China, Feb. 25, 2021 /PRNewswire/ — MINISO Group Holding Limited (NYSE: MNSO) (“MINISO” or the “Company”), a fast-growing global value retailer offering a variety of design-led lifestyle products, today announced its unaudited financial results for the second quarter of fiscal year 2021 ended December 31, 2020.

Financial Highlights for Second Quarter of Fiscal Year 2021

•        Revenue in the second quarter of fiscal year 2021 was RMB2,297.7 million (US$352.1 million), within the Company’s guidance range of RMB2,200 million and RMB2,400 million, representing a decrease of 18.1% from the same period of the prior fiscal year and an increase of 10.9% from the previous quarter.

•        Gross profit in the second quarter of fiscal year 2021 was RMB642.8 million (US$98.5 million), representing a decrease of 27.6% from the same period of the prior fiscal year and an increase of 23.0% from the previous quarter.

•        Operating profit in the second quarter of fiscal year 2021 was RMB54.3 million (US$8.3 million), compared to RMB329.8 million in the same period of the prior fiscal year and an operating loss of RMB2.1 million in the previous quarter.

•        Profit from continuing operations in the second quarter of fiscal year 2021 was RMB20.8 million (US$3.2 million), compared to a loss of RMB205.2 million in the same period of the prior fiscal year and a loss of RMB1,676.3 million in the previous quarter.

•        Adjusted net profit[1] in the second quarter of fiscal year 2021 was RMB84.0 million (US$12.9 million), compared to RMB389.8 million in the same period of the prior fiscal year and RMB102.1 million in the previous quarter.

Operational Highlights for Second Quarter of Fiscal Year 2021

•        Number of MINISO stores increased to 4,514 as of December 31, 2020, from 4,211 as of December 31, 2019 and 4,330 as of September 30, 2020.

•        The Company expanded its business into two additional countries and regions in the second quarter of fiscal year 2021. The following table provides a breakdown of the number of MINISO stores as of the relevant dates:

	As of
	December 31, 2019	September 30, 2020	December 31, 2020
Number of MINISO stores[2]	4,211	4,330	4,514
China	2,543	2,633	2,768
—Directly operated stores	8	5	5
—Third-party stores	2,535	2,628	2,763
Overseas[3]	1,668	1,697	1,746
—Directly operated stores	126	115	105
—Third-party stores	1,542	1,582	1,641

[1] See the section titled “Non-IFRS Financial Measure” for more information about the non-IFRS financial measure referred to in this press release.

[2] “MINISO stores” are any of the stores operated under the “MINISO” brand name, including those directly operated by the Company (“Directly operated stores”), and those operated by third parties under the MINISO Retail Partner model and the distributor model (“Third-party stores”).

[3] Overseas stores exclude a small number of stores under certain overseas businesses that the Company had disposed of as of June 30, 2020. The Company completed such business disposal during the period from December 2019 to April 2020.

Mr. Guofu Ye, Founder, Chairman, and Chief Executive Officer of MINISO, commented, “We are pleased to see our domestic operations delivered a well-rounded and encouraging quarterly performance, while our overseas operations also moved further along its path of recovery. During the quarter, we added 184 new stores to our global store network. While the pandemic hit off-line retailers globally in calendar year 2020, we added 303 new stores during the year, demonstrating our partners’ confidence in our resilient business model and faster-than-average recovery speed.”

Mr. Ye continued, “In December, we announced our ‘X’ strategy, further illustrating our commitment to becoming a global leading new-retail platform. Our team has accumulated core strengths in supply chain management, retail know-how, asset-light business model and digitization, and we will leverage these strengths in our new initiatives such as TopToy.”

Mr. Saiyin Zhang, Chief Financial Officer and Executive Vice President of MINISO, commented, “We concluded calendar year on a positive note as both our top and bottom lines showed solid recovery trends. On a sequential basis, our revenue increased by 11%, with overseas revenue increasing by 32% and domestic revenue increasing by 7%. Our growth recovery was attributable to a 4% growth in our store count and a 7% growth in our average revenue per store quarter over quarter. In addition, we are delighted to report a substantial improvement in our operating profit, which we expect to normalize over the coming quarters as the pandemic abates. Looking ahead, we are highly confident in the strength of our underlying business model and remain steadfast in our commitment to solidifying our leadership at home, expanding our market share abroad, and delivering long-term shareholder value.”

Recent Developments

Impact of COVID-19

As of December 31, 2020, there were (i) 2,768 MINISO stores in China, most of which had resumed their operations, although a few of them were closed temporarily due to regional cases of COVID-19 and (ii) 1,746 MINISO stores in overseas markets, 1,593 of which had resumed their operations. The majority of those stores that resumed operations were half-opened or had operating hours reduced due to regional resurgences of COVID-19 in many countries and areas.

Unaudited Financial Results for Second Quarter of Fiscal Year 2021

Revenue was RMB2,297.7 million (US$352.1 million) in the second quarter of fiscal year 2021, representing a year-over-year decrease of 18.1% and a quarter-over-quarter increase of 10.9%.

The year-over-year decrease in revenue was mainly attributable to the negative impact of COVID-19 on the Company’s international operations during the period. Revenue generated from international operations decreased by 51.3% year over year to RMB463.0 million (US$71.0 million) in the second quarter of fiscal year 2021 as a result of temporary store closures, a reduction in store operating hours, and a decline in customer traffic, all of which were caused by the outbreak of COVID-19. Revenue generated from domestic market was flat year-over-year.

The quarter-over-quarter increase in revenue was primarily driven by the recovery of the Company’s international and domestic businesses in the second quarter of fiscal year 2021. On a sequential basis, revenue generated from international operations increased by 32.2%, and revenue generated from domestic market increased by 6.6%.

Total number of MINISO stores was 4,514 as of December 31, 2020, representing a net increase of 303 stores year over year and 184 stores quarter over quarter. Revenue per MINISO store, which is calculated by dividing the revenue of MINISO brand (excluding Africa and Germany) by the average number of stores at the beginning and the end of the relevant period, was RMB503.7 thousand (US$77.2 thousand) in the second quarter of fiscal year 2021, compared to RMB665.8 thousand in the same period of the prior fiscal year and RMB469.9 thousand in the previous quarter.

Cost of sales was RMB1,655.0 million (US$253.6 million) in the second quarter of fiscal year 2021, representing a decrease of 13.6% from RMB1,916.5 million in the same period of the prior fiscal year and an increase of 6.8% from RMB1,549.8 million in the previous quarter.

Gross profit was RMB642.8 million (US$98.5 million) in the second quarter of fiscal year 2021, representing a decrease of 27.6% from RMB887.4 million in the same period of the prior fiscal year and an increase of 23.0% from RMB522.4 million in the previous quarter.

Gross margin was 28.0% in the second quarter of fiscal year 2021, compared to 31.6% in the same period of the prior fiscal year and 25.2% in the previous quarter. The fluctuations in gross margin during these periods were primarily due to the fluctuations in revenue contributions from the Company’s international operations, the gross margin of which is typically higher than that of the Company’s domestic operations. International operations contributed 20.1% of revenue in the second quarter of fiscal year 2021, compared to 33.9% in the same period of the prior fiscal year and 16.9% in the previous quarter.

Other income was RMB7.8 million (US$1.2 million) in the second quarter of fiscal year 2021, compared to RMB0.2 million in the same period of the prior fiscal year and RMB36.0 million in the previous quarter.

Selling and distribution expenses were RMB340.8 million (US$52.2 million) in the second quarter of fiscal year 2021, remaining stable as compared to the same period of the prior fiscal year, but increasing by 18.8% quarter over quarter. Excluding share-based compensation expenses, selling and distribution expenses were RMB306.4 million (US$47.0 million), compared to RMB317.0 million in the same period of the prior fiscal year and RMB230.4 million in the previous quarter. The quarter-over-quarter increase was primarily attributable to increased logistics expenses, which were in line with the recovery of the Company’s sales during the second quarter of fiscal year 2021, and the increase in marketing expenses as the Company continues to strengthen brand recognition for MINISO and TopToy.

General and administrative expenses were RMB189.0 million (US$29.0 million) in the second quarter of fiscal year 2021, representing a year-over-year decrease of 17.2% and quarter-over-quarter decrease of 25.0%. Excluding share-based compensation expenses, general and administrative expenses were RMB160.2 million (US$24.6 million), compared to RMB168.3 million in the same period of the prior fiscal year and RMB155.3 million in the previous quarter.

Other net loss was RMB55.1 million (US$8.4 million) in the second quarter of fiscal year 2021, compared to other net income of RMB23.9 million in the same period of the prior fiscal year and other net loss of RMB15.7 million in the previous quarter. The Company’s other net loss in the second quarter of fiscal year 2021 was mainly comprised of a net foreign exchange loss of RMB66.9 million (US$10.3 million), which was in line with the appreciation of the Renminbi against the U.S. dollar in the period.

Operating profit was RMB54.3 million (US$8.3 million) in the second quarter of fiscal year 2021, compared to an operating profit of RMB329.8 million in the same period of the prior fiscal year and an operating loss of RMB2.1 million in the previous quarter.

Profit from continuing operations was RMB20.8 million (US$3.2 million) in the second quarter of fiscal year 2021, as compared to a loss of RMB205.2 million in the same period of the prior fiscal year and a loss of RMB1,676.3 million in the previous quarter. The fluctuations in profit or loss from continuing operations during these periods were mainly due to fair value changes of redeemable shares with other preferential rights, which were nil in the second quarter of fiscal year 2021 compared to a loss of RMB493.1 million in the same period of the prior fiscal year and a loss of RMB1,625.3 million in the previous quarter. The fluctuations in fair value changes of redeemable shares with other preferential rights were primarily due to the revaluation of the Company’s equity value based on the offering price of the Company’s Class A ordinary shares in its initial public offering (the “IPO”). After the completion of the IPO, all of the Company’s redeemable shares with other preferential rights were converted to its Class A ordinary shares. The fair value of each of the Company’s redeemable shares with other preferential rights approximated to the fair value of each of the Company’s ordinary shares on the conversion date, which was the pricing day of the IPO.

Adjusted net profit1, which represents net profit excluding (i) fair value changes of paid-in capital subject to redemption and other preferential rights or redeemable shares with other preferential rights, (ii) loss from discontinued operations, net of tax, (iii) equity-settled share-based payment expenses, and (iv) employee compensation expenses related to non-forfeitable dividends related to unvested restricted shares, was RMB84.0 million (US$12.9 million) in the second quarter of fiscal year 2021, compared to RMB389.8 million in the same period of the prior fiscal year and RMB102.1 million in the previous quarter.

Basic and diluted earnings from continuing operations per American Depositary Share (“ADS”) were RMB0.08 (US$0.01) in the second quarter of fiscal year 2021, compared to a loss of RMB0.80 in the same period of the prior fiscal year and a loss of RMB7.08 in the previous quarter. Each ADS represents four of the Company’s Class A ordinary shares.

Adjusted basic and diluted earnings per ADS were RMB0.28 (US$0.04) in the second quarter of fiscal year 2021, compared to RMB1.52 in the same period of the prior fiscal year and RMB0.40 in the previous quarter.

As of December 31, 2020, the combined balance of the Company’s cash, cash equivalents and restricted cash amounted to RMB6,841.0 million (US$1,048.4 million), compared to RMB2,964.8 million as of September 30, 2020. The increase in cash, cash equivalents and restricted cash was primarily due to proceeds received from the Company’s IPO and the cash flow generated from operations.

Business Outlook

For the third quarter of fiscal year 2021 ended March 31, 2021, the Company currently estimates its revenue to be between RMB2,200 million and RMB2,400 million, representing an increase of 34.7% to 47.0% year over year. This estimate represents management’s current and preliminary views on the market and operational conditions as of the date of this press release, which does not factor in any of the potential future impacts caused by the COVID-19 pandemic and is subject to change.

1  See the sections titled “Non-IFRS Financial Measure” and “Reconciliation of Non-IFRS Financial Measure” in this press release for more information about adjusted net profit.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. Eastern Time on Thursday, February 25, 2021, (8:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206-115
Hong Kong, China Toll Free:	800-963-976
Access Code:	5981498

The replay will be accessible through March 4, 2021, by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	10152644

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.miniso.com/.

About MINISO

MINISO is a fast-growing global value retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit http://ir.miniso.com/.

Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2020, which was RMB6.5250 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-IFRS Financial Measure

In evaluating the business, MINISO considers and uses adjusted net profit as a supplemental measure to review and assess its operating performance. The presentation of this non-IFRS financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit/(loss) excluding (i) fair value changes of paid-in capital subject to redemption and other preferential rights or redeemable shares with other preferential rights, (ii) loss from discontinued operations, net of tax, (iii) equity-settled share-based payment expenses, and (iv) employee compensation expenses related to non-forfeitable dividends related to unvested restricted shares.

MINISO presents adjusted net profit because it is used by the management to evaluate its operating performance and formulate business plans. Adjusted net profit enables the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

This non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. The non-IFRS financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit is that it does not reflect all items of income and expense that affect MINISO’s operations. Further, this non-IFRS measure may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

The non-IFRS financial measure should not be considered in isolation or construed as an alternative to profit/(loss) or any other measure of performance or as an indicator of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measure in light of the most directly comparable IFRS measure, as shown below. The non-IFRS financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measure, please see the table captioned “Reconciliation of Non-IFRS Financial Measure” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Among other things, the guidance for the fiscal year 2021’s third quarter ended March 31, 2021 and quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Eason Zhang

MINISO Group Holding Limited
Email: ir@miniso.com

Jack Wang
ICR, Inc.
Email: miniso.ir@icrinc.com
Phone: +1 (212) 537-4056

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at June 30, 2020 (Audited)	As at December 31, 2020 (Unaudited)
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	88,062	81,144	12,436
Right-of-use assets	502,867	485,645	74,428
Intangible assets	69,091	70,445	10,796
Deferred tax assets	183,520	185,734	28,465
Prepayments	6,112	6,802	1,043
Interest in an associate	—	356,000	54,559

	849,652	1,185,770	181,727

Current assets
Other investments	—	100,437	15,393
Inventories	1,395,674	1,413,301	216,598
Trade and other receivables	729,889	766,387	117,454
Cash and cash equivalents	2,853,980	6,840,474	1,048,349
Restricted cash	7,056	538	83

	4,986,599	9,121,137	1,397,877

Total assets	5,836,251	10,306,907	1,579,604

EQUITY
Share capital	69	92	14
Additional paid-in capital	162,373	8,289,160	1,270,369
Other reserves	625,984	830,103	127,219
Accumulated losses	(1,125,055)	(2,794,665)	(428,301)

(Deficit) / equity attributable to equity shareholders of the Company	(336,629)	6,324,690	969,301
Non-controlling interests	13,583	9,198	1,410

Total (deficit) / equity	(323,046)	6,333,888	970,711

LIABILITIES
Non-current liabilities
Contract liabilities	74,226	65,988	10,113
Loans and borrowings	15,207	14,094	2,160
Lease liabilities	378,894	356,954	54,706
Deferred income	—	23,240	3,562
Redeemable shares with other preferential rights	2,381,327	—	—

	2,849,654	460,276	70,541

Current liabilities
Loans and borrowings	401,182	—	—
Trade and other payables	2,419,795	2,904,174	445,084
Contract liabilities	218,287	294,419	45,122
Lease liabilities	224,080	237,028	36,326
Deferred income	—	6,120	938
Current taxation	46,299	71,002	10,882

	3,309,643	3,512,743	538,352

Total liabilities	6,159,297	3,973,019	608,893

Total equity and liabilities	5,836,251	10,306,907	1,579,604

MINISO GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(Expressed in thousands, except for per share and per ADS data)

	Three months ended December 31			Six months ended December 31
	2019 (Unaudited)	2020 (Unaudited)		2019 (Unaudited)	2020 (Unaudited)
	RMB’000	RMB’000	US$ ‘000	RMB’000	RMB’000	US$ ‘000
Continuing operations
Revenue	2,803,843	2,297,721	352,141	5,792,643	4,369,860	669,710
Cost of sales	(1,916,493)	(1,654,953)	(253,633)	(3,968,047)	(3,204,716)	(491,144)

Gross profit	887,350	642,768	98,508	1,824,596	1,165,144	178,566
Other income	241	7,811	1,197	3,385	43,804	6,713
Selling and distribution expenses	(339,213)	(340,751)	(52,222)	(645,318)	(627,492)	(96,167)
General and administrative expenses	(228,359)	(189,032)	(28,970)	(441,176)	(441,163)	(67,611)
Other net income/(loss)	23,868	(55,084)	(8,442)	38,633	(70,755)	(10,844)
Credit loss on trade and other receivables	(14,105)	(11,419)	(1,750)	(23,714)	(17,387)	(2,665)

Operating profit	329,782	54,293	8,321	756,406	52,151	7,992
Finance income	7,698	13,874	2,126	11,775	23,044	3,532
Finance costs	(7,216)	(6,760)	(1,036)	(13,547)	(13,860)	(2,124)

Net finance income / (costs)	482	7,114	1,090	(1,772)	9,184	1,408
Fair value changes of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights	(493,061)	—	—	(831,767)	(1,625,287)	(249,086)

(Loss) / profit before taxation	(162,797)	61,407	9,411	(77,133)	(1,563,952)	(239,686)
Income tax expense	(42,431)	(40,639)	(6,228)	(148,365)	(91,615)	(14,041)

(Loss) / profit for the period from continuing operations	(205,228)	20,768	3,183	(225,498)	(1,655,567)	(253,727)
Discontinued operations
Loss for the period from discontinued operations, net of tax	(1,783)	—	—	(64,361)	—	—

(Loss) / profit for the period	(207,011)	20,768	3,183	(289,859)	(1,655,567)	(253,727)

Attributable to:
Equity shareholders of the Company	(203,860)	20,762	3,182	(289,548)	(1,651,857)	(253,158)
Non-controlling interests	(3,151)	6	1	(311)	(3,710)	(569)

(Loss) / earnings per share for ordinary shares
-Basic	(0.20)	0.02	0.00	(0.29)	(1.52)	(0.23)
-Diluted	(0.20)	0.02	0.00	(0.29)	(1.52)	(0.23)
(Loss) / earnings per share—Continuing operations
-Basic	(0.20)	0.02	0.00	(0.22)	(1.52)	(0.23)
-Diluted	(0.20)	0.02	0.00	(0.22)	(1.52)	(0.23)

(Loss) / earnings per ADS (Each ADS represents 4 Class A ordinary shares)
-Basic	(0.80)	0.08	0.01	(1.16)	(6.08)	(0.93)
-Diluted	(0.80)	0.08	0.01	(1.16)	(6.08)	(0.93)
(Loss) / earnings per ADS—Continuing operations (Each ADS represents 4 Class A ordinary shares)
-Basic	(0.80)	0.08	0.01	(0.88)	(6.08)	(0.93)
-Diluted	(0.80)	0.08	0.01	(0.88)	(6.08)	(0.93)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands, except for per share data)

	Three months ended December 31			Six months ended December 31
	2019 (Unaudited)	2020 (Unaudited)		2019 (Unaudited)	2020 (Unaudited)
	RMB’000	RMB’000	US$ ‘000	RMB’000	RMB’000	US$ ‘000
(Loss) / profit for the period	(207,011)	20,768	3,183	(289,859)	(1,655,567)	(253,727)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	4,263	(12,031)	(1,844)	2,298	(47,773)	(7,322)

Other comprehensive (loss) / income for the period	4,263	(12,031)	(1,844)	2,298	(47,773)	(7,322)

Total comprehensive (loss)/income for the period	(202,748)	8,737	1,339	(287,561)	(1,703,340)	(261,049)

Attributable to:
Equity shareholders of the Company	(199,481)	8,199	1,257	(287,779)	(1,698,955)	(260,377)
Non-controlling interests	(3,267)	538	82	218	(4,385)	(672)

RECONCILIATION OF NON-IFRS FINANCIAL MEASURE

(Expressed in thousands, except for per share and per ADS data)

	Three months ended December 31			Six months ended December 31
	2019 (Unaudited)	2020 (Unaudited)		2019 (Unaudited)	2020 (Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Reconciliation of loss for the period to adjusted net profit:
(Loss) / profit for the period	(207,011)	20,768	3,183	(289,859)	(1,655,567)	(253,727)
Add back:
Fair value changes of paid-in capital subject to redemption and other preferential rights	493,061	—	—	831,767	1,625,287	249,086
Loss for the period from discontinued operations, net of tax	1,783	—	—	64,361	—	—
Equity-settled share-based payment expenses	82,284	63,189	9,684	166,372	216,379	33,162
Employee compensation expenses related to non-forfeitable dividends related to unvested restricted shares	19,664	—	—	19,664	—	—

Adjusted net profit	389,781	83,957	12,867	792,305	186,099	28,521

Attributable to:
Equity shareholders of the Company	392,932	83,951	12,866	792,616	189,809	29,090
Non-controlling interests	(3,151)	6	1	(311)	(3,710)	(569)

Adjusted net earnings per share for ordinary shares[2]
-Basic	0.38	0.07	0.01	0.76	0.17	0.03
-Diluted	0.38	0.07	0.01	0.76	0.17	0.03

Adjusted net earnings per ADS (Each ADS represents 4 Class A ordinary shares)
-Basic	1.52	0.28	0.04	3.04	0.68	0.10
-Diluted	1.52	0.28	0.04	3.04	0.68	0.10

2  The adjusted basic and diluted net earnings per share are computed using adjusted net profit attributable to the equity shareholders of the Company, and the number of ordinary shares used in GAAP basic and diluted (loss) / earnings per share calculation after retrospectively adjusting for the effect of Series A preferred shares issued by the Company that are deemed to have been converted into ordinary shares since July 1, 2019.